October  21, 1998

Legal Research Center, Inc.                Contacts:      Christopher Ljungkull,
700 Midland Square Building                               CEO, 612 / 332-4950
331 Second Avenue South
Minneapolis, MN 55401


                          LEGAL RESEARCH CENTER REPORTS
                     93% INCREASE IN REVENUE, RECORD PROFIT

     Minneapolis, MN - Legal Research Center, Inc. (OTC:LRCI) announced a 93% increase in revenue and a net profit of $101,808, or 4 cents a share for its third quarter ended September 30, 1998, compared to a net loss of $334,077 or 15 cents a share, over the same period in 1997. Revenue for the period was $684,531, compared to $355,133 for the third quarter of 1997.

     The net profit per share was the result of a 93 % increase in revenue, an increase of only 50% in direct operating costs, a 29% decrease in general and administrative expenses through the downsizing of the Company's infrastructure, and discontinuation of operations of The Law Office.

     Christopher Ljungkull, chief executive officer of Legal Research Center, commented, "LRC's 15% third quarter profit is double our best-ever performance in the past. It's our first profitable quarter since going public and could very well mean our first profitable year since '94. Our decision to downsize infrastructure and focus solely on the core research is clearly paying off in increased gross and net margins. Strong sales, including large contracts which we expect to continue through the fourth quarter, boosted us past positive cashflow to profitability earlier than expected."

     James Seidl, President, said, "The company's growth strategy over the coming quarters is based upon an ongoing and aggressive direct-marketing campaign, new and improved strategic alliances with prominent attorney associations and legal publishers, and enhanced product and service offerings."

     Legal Research Center (http://www.lrci.com), offers legal research and writing services to attorneys in corporate and private practice throughout the world. LRC has repeatedly been recognized as the leading supplier of legal research services in the United States. In 1989, and each year thereafter, the Association of Trial Lawyers of America (ATLA) selected LRC as the exclusive provider of research and writing services to its 60,000 members. From 1990 through 1995, the American Corporate Counsel Association partnered with LRC as the exclusive provider of research and writing services to its 10,000 members, honoring LRC in 1996, 1997 and 1998 with ACCA's Prestigious President's Award. In 1994 and following years, West Publishing (now West Group) selected LRC on an exclusive basis to provide analytical research and writing services to West customers.

Statements contained here, other than historical data, may be forward-looking and subject to risks and uncertainties including, but not limited to the continuation of revenues from major contracts and the successful development of other new revenue sources, as well as those set forth in the company's 10-KSB, 10-QSB and other SEC filings.

LEGAL RESEARCH CENTER, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)

                                                      Three Months                            Nine Months
                                                   Ended September 30,                    Ended September 30,
                                             --------------------------------        --------------------------------
                                                 1998                1997                1998                1997
                                             --------------------------------        --------------------------------
Revenues                                     $   684,531         $   355,133         $ 1,579,084         $ 1,468,645
Operating income (loss)                          102,222            (235,038)            (69,321)           (721,649)
Net gain (loss)                              $   101,808         $  (334,007)        $   (68,068)        $(1,821,180)
                                             -----------         -----------         -----------         -----------
Net gain (loss) per share                    $      0.04         $     (0.15)        $     (0.03)        $     (0.81)
Weighted average common and common
  equivalent shares outstanding                2,287,633           2,257,633           2,287,633           2,257,633


CONDENSED CONSOLIDATED BALANCE SHEETS

                                                    (unaudited)
                                                    September 30,   December 31,
                                                        1998           1997
                                                    -------------  ------------
Current assets                                       $  869,493     $  546,467
Furniture & equipment, net                               55,664        116,615
Other assets                                            284,453        374,583
                                                     ----------     ----------
  Total assets                                       $1,209,610     $1,037,665
                                                     ==========     ==========
Current liabilities                                  $  194,489     $  154,477
Long-term liabilities                                   200,000             --
Stockholders' equity                                   815,121        883,188
                                                     ----------     ----------
  Total liabilities and shareholders' equity         $1,209,610     $1,037,665
                                                     ==========     ==========